Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275583

iShares® Ethereum Trust ETF

Supplement No. 1 dated November 21, 2025

to the prospectus dated July 31, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of iShares Ethereum Trust ETF (the “Trust”), dated July 31, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Update to Prospectus

The following disclosure is added to the end of the “Plan of Distribution” section on page 135 of the Prospectus.

Offering Restrictions

This prospectus may not be distributed in or from the Abu Dhabi Global Market (“ADGM”) except to such persons meeting the “Professional Client” criteria set out in Rule 2.4.1 of the conduct of business rules (“COBs”) in the Financial Services Regulatory Authority of the Abu Dhabi Global Market (“FSRA”) handbook. This prospectus and any related document are strictly not directed to any person who would be considered a “Retail Client” in the ADGM under the COBs.

The Trust is not subject to any form of regulation or approval by the FSRA.

The FSRA accepts no responsibility for reviewing or verifying the or any other documents in connection with the Trust. Accordingly, the FSRA has not approved this prospectus or any other associated documents nor taken any steps to verify the information set out in this prospectus and has no responsibility for it.

The Shares of the Trust may be illiquid and/or subject to restrictions on their resale with respect to Professional Clients in the ADGM. Prospective investors should conduct their own due diligence on the Trust.

If you do not understand the contents of this prospectus, you should consult your personal financial advisor.